Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES ELECTION OF DIRECTORS

Vancouver, British Columbia – May 30, 2017 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that all the nominees listed in the information circular dated April 28, 2017 were elected as Directors of Norsat at its annual general and special meeting of shareholders (the “Meeting”) on May 29, 2017. The detailed results of the vote are set out below:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	1,853,089	59.36	1,268,773	40.64
Joseph Caprio	1,880,289	60.23	1,241,573	39.77
Amiee Chan	2,025,624	64.89	1,096,237	35.11
James Topham	2,052,726	65.75	1,069,135	34.25
Peter Ciceri	2,055,126	65.83	1,066,735	34.17

All other matters voted on at the Meeting are as follows:

Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed auditors of the Company for the ensuing year and the Directors are authorized to determine their remuneration with 2,066,922 (66.21%) votes cast in favour and 1,054,940 (33.79%) votes withheld.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com